06007935

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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RECEIVED MAR 3 1 2006 MAIL PROCESSING SECTION WASH. D.C. 185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First London Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2603 Fairmount St.
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Nichols — (214) 220-0690
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KILLMAN, MURRELL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

1931 E. 37th St. Ste. 7	**Odessa**	**Texas**	**79762**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 23 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/22/06

OATH OR AFFIRMATION

I, Douglas R. Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First London Securities Corporation**, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

DEBRA J. TAYLOR
Notary Public, State of Texas
My Commission Exp. 02-18-2008

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005

FIRST LONDON SECURITIES CORPORATION

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
First London Securities Corporation
Dallas, Texas

We have audited the accompanying statement of financial condition of First London Securities Corporation as of December 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First London Securities Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Killman, Murrell & Company, P.C.

KILLMAN, MURRELL & COMPANY, P.C.
Odessa, Texas
March 23, 2006

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$	778
Clearing deposit		2,401,967
Marketable securities		3,142,181
Non-marketable securities		26,160
Receivable from clearing broker/dealer		42,376
Dividends receivable		78,640
Receivable from related parties		1,365,028
Prepaid expenses		14,785
Investments		354,618
TOTAL ASSETS	$	7,426,533

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker/dealer	$	3,409,936
Securities sold, not yet purchased		110,934
Accounts payable		3,267
Franchise taxes payable		2,808
TOTAL LIABILITIES		3,526,945
Stockholder's Equity		
Common stock-Class A, no par value, 1,000,000 shares authorized, 142,500 shares issued and outstanding		133,150
Common stock-Class B, no par value, 1,000,000 shares authorized, 785,271 shares issued and outstanding		785,271
Additional paid-in-capital		142,516
Retained earnings		2,838,651
TOTAL STOCKHOLDER'S EQUITY		3,899,588
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	7,426,533

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUE		
Securities commission	$	438,234
Net income on firm securities trading accounts		109,042
Dividend income		125,176
Interest income		19,673
TOTAL REVENUE		692,125
EXPENSES		
Compensation and related costs		100,484
Clearing charges		82,291
Regulatory fees and expenses		8,918
Management fees to related parties		11,012
Professional fees		29,019
Other expenses		232,478
Interest expense		74,577
TOTAL EXPENSES		538,779
Net income before provision for income taxes		153,346
Income taxes		22,346
NET INCOME	$	131,000

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Class A		Class B		Additional		
	Common Shares	Common Stock	Common Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2004	142,500	$ 133,150	785,271	$785,271	$ 142,516	$ 2,707,651	$3,768,588
Net income	–	–	–	–	–	131,000	131,000
Balance at December 31, 2005	142,500	$ 133,150	785,271	$785,271	$ 142,516	$2,838,651	$ 3,899,588

The accompanying notes are an integral part of these financial statements

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net income	$ 131,000
Adjustments to reconcile net income to net cash used in operating activities:	
Reserve for bad debt	23,500
Changes in assets and liabilities	
Decrease in clearing deposit	850,446
Increase in receivable from clearing broker/dealer	42,376
Increase in dividends receivable	(33,026)
Decrease of marketable securities	1,627,651
Increase in receivable from related parties	(968,616)
Decrease in payable to clearing broker/dealer	(1,611,591)
Decrease in accounts payable	(7,634)
Decrease in accrued expenses	(20,537)
Increase in franchise taxes payable	2,808
Net cash used in operating activities	(48,375)
Cash flows used by financing activities	
Collection of note receivable	25,000
Decrease in cash	(23,375)
Cash at beginning of year	24,153
Cash at end of year	$ 778
Supplemental disclosure of cash flow information	
Interest paid	$ 74,577
Income taxes paid	$ -0-

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

First London Securities Corporation (the "Company") was organized in November 1991 as a Texas corporation. The Company is a subsidiary of DGN Securities. The Company operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis. The Company's customers consist primarily of individuals located in the state of Texas.

Significant accounting policies:

Basis of Accounting:

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables and lives used to depreciate fixed assets. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

Security Transactions:

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Marketable Securities:

Marketable securities are held for trading purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are held for trading purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed Assets:

Property and equipment is carried at cost less accumulated depreciation. The Company used five year straight line depreciation for fixed assets. At December 31, 2005, all fixed assets were fully depreciated.

Income Tax Calculation:

The Company files a consolidated federal income tax return with its parent company. Income tax expense is computed as if the Company filed a separate return.

Compensated Absences:

Employees of the Company receive paid vacation and personal days off, depending on length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

Fair Value:

The Company has a number of financial instruments, which are primarily held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2005, does not differ materially from the aggregate carrying value for its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE 2. TRANSACTIONS WITH CLEARING BROKERS/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3. INCOME TAXES

The provision for income taxes applicable to current operations consists of the following:

	Payable *(i)*
Federal Taxes at the statutory rate of 34%	$ 52,138
Dividend exclusion	(29,792)
Total federal income tax	$ 22,346

(i) The current provision for income tax has been computed based on the operations of the Company. The Company files a consolidated tax return with its parent company.

(Continued)

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2005, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Ratio of Aggregate Indebtedness to Net Capital
$100,000	$ 808,695	$ 708,695	.0075 to1

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company leases various quotation equipment for an initial term of one year at a rate of $985 per month. Unless terminated by written notice, the term of the agreement is automatically extended for successive additional periods of one year.

Due to the nature of its business, the Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2005, all such claims or legal actions were of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

The Company occupies office space leased from 2603 Fairmount Investors (a related party). The Company pays $4,000 a month and the lease expires on February 29, 2007. In 2005, $48.000 was paid in office rent. The remaining future commitment is as follows:

2006	$ 48,000
2007	8,000
Total	$ 56,000

NOTE 6. CREDIT CONCENTRATION AND OFF-BALANCE SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk thro ugh procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company had recorded these obligations in the financial statements at December 31, 2005, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2005.

(Continued)

NOTE 6. CREDIT CONCENTRATION AND OFF-BALANCE SHEET RISK (Continued)

The Company has cash, a receivable from clearing broker/dealer, a clearing deposit and marketable securities due from and held by its clearing broker/dealer totaling $5,612,684, or approximately 76% of total assets at December 31, 2005. The Company also has securities sold, not yet purchased and a payable to clearing broker/dealer of $3,520,870 or approximately 99% of total liabilities due to the same clearing broker/dealer.

NOTE 7. MARKETABLE SECURITIES

Marketable securities consist of trading securities fair value, as follows:

Corporate Stocks	$ 3,168,341

The following corporate stocks represent 85% of marketable securities:

	Market Value December 31, 2005
Armanino Foods	$ 786,400
I-Trax Inc.	602,358
Nano-Proprietary, Inc.	1,299,404
Total	$ 2,688,162

These stocks (before haircuts) are a material part of the net capital computation. A decline in market value could reduce net capital. Such reduction in net capital could be significant.

These stocks are traded on the NASDAQ and over the counter bulletin board.

NOTE 8. TRANSACTIONS WITH RELATED PARTIES

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

The Company paid management fees totaling $11,012 to its parent in accordance with the Management and Advisory Services Agreement dated January 1, 2003. The agreement expires January 1, 2006.

Investments (stated at cost) totaling $354,618 consist of the 2603 Fairmount Investors partnership in which First London Securities Corporation has a 15% equity ownership interest and is a general partner. As general partner, at December 31, 2005, the Company is contingently liable for the partnership's liabilities which approximate $800,000. These liabilities are secured by the real estate at 2603 Fairmount, Dallas, Texas.

The current provision for income tax has been computed based on the operations of the Company. The Company files a consolidated tax return with its parent company. The current year payable of $22,346 was netted against the receivable from parent.

(Continued)

NOTE 8. TRANSACTIONS WITH RELATED PARTIES (Continued)

The Company occupies office space leased from 2603 Fairmount Investors (a related party). The Company pays $4,000 a month and the lease expires on February 29, 2007.

Receivables from related parties consist of the following at December 31, 2005:

2603 Fairmount	$ 51,696
Due from Parent	559,047
Accounts receivable – DRN	195,858
Notes receivable – DRN	550,724
Other	7,703
	$ 1,365,028

Note Receivable-Douglas R. Nichols ("DRN") – was originally a note for $2,600,028, dated October 1, 2003, bearing interest at .75% over LIBOR per annum until October 1, 2005, bearing interest at 3% per annum thereafter, payable upon maturity on October 1, 2008.

SCHEDULE I

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

Total stockholder's equity qualified for net capital	$ 3,899,588
Deductions and/or charges	
Non-allowable assets:	
Receivables from related parties	1,365,028
Prepaid expenses	14,785
Investments	354,618
Non-marketable securities	26,160
Total non-allowable assets	1,760,591
Net capital before haircuts on securities positions	2,138,997
Haircuts on Securities:	
Blockage	761,130
Marketable securities	353,176
Undue concentration	215,996
Net Capital	$ 808,695
Aggregate indebtedness	
Accounts payable	$ 3,267
Franchise taxes payable	2,808
Total aggregate indebtedness	$ 6,075
Computation of basic net requirement	
Minimum net capital required (greater of $100,000 or 6 2/3 % of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 708,695
Ratio of aggregate indebtedness to net capital	.0075 to 1

SCHEDULE II

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5
AS OF DECEMBER 31, 2005

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2005 (unaudited)	$	769,129
Audit adjustments:		
Decrease increase in cash		2,000
Dividends receivable, classified as an allowable asset		78,640
Decrease in accounts payable		117
Decrease in income taxes payable		9,000
Increase in franchise taxes payable		(12,309)
Increase in haircuts on securities		(37,882)
Net capital as computed on Schedule I	$	808,695

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder
First London Securities Corporation
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of First London Securities (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the

normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Killman, Murrell & Company, P.C.

KILLMAN, MURRELL & COMPANY, P.C.
Odessa, Texas
March 23, 2006